IMS HEALTH INCORPORATED

901 Main Avenue

Norwalk, Connecticut 06851

December 17, 2009

Via EDGAR and Hand Delivery

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-4561

Attention: Maryse Mills-Apenteng, Special Counsel

RE:	IMS Health Incorporated Preliminary Proxy Statement on Schedule 14A Filed November 25, 2009 File No. 001-14049

Dear Ms. Mills-Apenteng:

On December 11, 2009, Keith A. Pagnani from Sullivan & Cromwell LLP submitted a letter (the “Response Letter”), on behalf of IMS Health Incorporated (the “Company”), containing the responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated December 2, 2009 (the “Comment Letter”), with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”).

In addition to the Response Letter and in response to the Comment Letter, the Company is filing this letter with the Commission electronically today and delivering via hand delivery a hard copy of this letter.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Sincerely,

/s/ HARVEY A. ASHMAN
Harvey A. Ashman Senior Vice President, General Counsel and External Affairs

cc:	Barbara C. Jacobs Evan S. Jacobson (United States Securities and Exchange Commission)

Keith A. Pagnani

Alan J. Sinsheimer

(Sullivan & Cromwell LLP)